UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

ELBIT IMAGING LTD.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 1.00 per share

(Title of Class of Securities)

M 3760510

(CUSIP Number)

Shimon Yitzhaki
Chairman of the Board
 2 Weitzman St.
Tel-Aviv 64239 Israel
972-3-6086000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. M 3760510	13D	Page 2 of 10
1	NAME OF REPORTING PERSON: Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,953,151 shares
	8	SHARED VOTING POWER : 0 shares
	9	SOLE DISPOSITIVE POWER : 11,953,151 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,953,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 47.68%*
14	TYPE OF REPORTING PERSON: CO

*Based on  25,069,691 shares outstanding as of  October 7, 2010 (excluding 2,800,000 dormant shares held by the Issuer and 405,052 shares held by a wholly owned subsidiary of the Issuer, which do not have voting rights under Israeli law).

CUSIP No. M 3760510	13D	Page 3 of 10
1	NAME OF REPORTING PERSON: Control Centers Ltd. (“Control Centers”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER : 11,977,988 shares***
	9	SOLE DISPOSITIVE POWER : 0 shares
	10	SHARED DISPOSITIVE POWER: 11,977,988 shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 47.78%*
14	TYPE OF REPORTING PERSON: CO

 *Based on 25,069,691 shares outstanding as of  October 7, 2010 (excluding 2,800,000 dormant shares held by    the Issuer and 405,052 shares held by a wholly owned subsidiary of the Issuer, which do not have voting rights under Israeli law.

**Includes 11,953,151 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel.  Also includes 24,837 ordinary shares of the Issuer beneficially owned by Marina Hertzelia (Limited Partnership) 1988, an Israeli limited partnership, the general partner of which is wholly-owned  by Control Centers Ltd., a private company wholly owned by Mr. Mordechay Zisser.

CUSIP No. M 3760510	13D	Page 4 of 10
1	NAME OF REPORTING PERSON: Marina Hertzelia (Limited Partnership) 1988(“Marina”)** I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER : 24,837 shares
	9	SOLE DISPOSITIVE POWER : 0 shares
	10	SHARED DISPOSITIVE POWER: 24,837 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 24,837 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14	TYPE OF REPORTING PERSON: PN

*Based on 25,069,691 shares outstanding as of  October 7, 2010 (excluding 2,800,000 dormant shares held by the Issuer and 405,052 shares held by a wholly owned subsidiary of the Issuer, which do not have voting rights under Israeli law.

**Marina Hertzelia (Limited Partnership) 1988 is an Israeli limited partnership, the general partner of which is wholly-owned  by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

CUSIP No. M 3760510	13D	Page 5 of 10
1	NAME OF REPORTING PERSON: Mordechay Zisser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 94,603 shares
	8	SHARED VOTING POWER : 11,978,591 shares**
	9	SOLE DISPOSITIVE POWER : 94,603 shares
	10	SHARED DISPOSITIVE POWER: 11,978,591 shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,072,591 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.16%*
14	TYPE OF REPORTING PERSON: IN

 * Based on 25,069,691 shares outstanding as of  October 7, 2010 (excluding 2,800,000 dormant shares held by the Issuer and 405,052 shares held by a wholly owned subsidiary of the Issuer, which do not have voting rights under Israeli law.

This Amendment No. 10 amends the Schedule 13D filed March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001, Amendment No. 6 thereto filed June 29, 2005, Amendment No. 7 thereto filed February 10, 2006, Amendment No. 8 thereto filed September 10, 2007 and Amendment No. 9 filed January 10, 2008 (collectively, the “Schedule 13D”) and is filed by Europe-Israel, Control Centers, Marina Hertzelia (Limited Partnership) 1988 and Mr. Mordechay Zisser (the “Reporting Persons”).

Item 3                                Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

The amount of funds used by Europe-Israel in acquiring the 52,085 Ordinary Shares between January 8, 2008 through November 1, 2009 and referred to in Item 5 hereof was approximately $2,225,715, based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition.  Europe-Israel obtained the funds from it’s  credit facilities and funding.  The 52,085 Ordinary Shares that Europe-Israel acquired constitute collateral for such funding. In addition, the amount of funds used by Mr. Mordechay Zisser in acquiring the 38,103 Ordinary Shares between July 7, 2008 through December 21, 2008 and referred to in Item 5 hereof was approximately $700,173 based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition. Mr. Mordechay Zisser obtained the funds from personal credit facilities and funding.

Item 5                                Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3 and 4 of this Amendment No. 10 are incorporated herein by reference. As of October 7, 2010, Europe-Israel beneficially owned 11,953,151 Ordinary Shares, or 47.68% of the total number of Ordinary Shares issued and outstanding, and Mr. Mordechay Zisser beneficially owned 12,072,591, Ordinary Shares, or 48.16% of the total number of Ordinary Shares issued and outstanding.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 25,069,691 shares outstanding as of  October 7, 2010 (excluding 2,800,000 dormant shares held by the Issuer and 405,052 shares held by a wholly owned subsidiary of the Issuer, which do not have voting rights under Israeli law.

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 2, 3 and 4 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

As a result of  an exercise options in accordance with exercise of options in accordance with the 2006 Employee Option Plan, 20,219 Ordinary Shares of the Issuer were issued, as such the outstanding number of Ordinary Shares of the Issuer has increased to 25,474,747 and further decreased to 25,134,696 due to 405,052 shares repurchased by the Issuer on the Tel Aviv Stock Exchange by a wholly owned subsidiary of the Issuer in accordance with the buyback plan announced by the Issuer on May 23, 2010 (excluding dormant shares held by the Issuer).

The decreased amount of outstanding Ordinary Shares resulted in a decrease in the percent of Ordinary Shares owned by each of Europe-Israel and Mr. Zisser of the total number of Ordinary Shares, prior to the transactions set forth below and due to Ordinary Shares repurchased by the Issuer on the Tel Aviv Stock Exchange by a wholly owned subsidiary of the Issuer in accordance with the buyback plan announced by the Issuer on May 23, 2010.

On January 8, 2008, Europe-Israel acquired 7,253 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $49.22.

On January 10, 2008, Europe-Israel acquired 5,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $46.18.

On January 15, 2008, Europe-Israel acquired 2,570 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $50.79.

On January 17, 2008, Europe-Israel acquired 1,650 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $45.99.

On January 23, 2008, Europe-Israel acquired 6,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $42.72.

On March 17, 2008, Europe-Israel acquired 3,400 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $38.14.

On March 20, 2008, Europe-Israel acquired 4,200 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $40.26.

On March 24, 2008, Europe-Israel acquired 5,550 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $42.81.

On March 30, 2008, Europe-Israel acquired 3,900 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $41.99.

On April 9, 2008, Europe-Israel acquired 3,300 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $42.76.

On June 3, 2008, Europe-Israel acquired 3,312 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $52.64.

On July 3, 2008, Europe-Israel acquired 3,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $39.46.

On July 7, 2008, Mordechay Zisser  acquired 9,324 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $36.11.

On October 2, 2008, Mordechay Zisser acquired 4,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.84.

 On October 6, 2008, Mordechay Zisser acquired 11,079 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $12.02

On December 10, 2008, Mordechay Zisser acquired 2,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.87

On December 17, 2008, Mordechay Zisser acquired 9,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $11.39

On December 21, 2008, Mordechay Zisser acquired 2,200 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $11.09.

On August 31, 2009, Europe-Israel acquired 1,950 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $25.39.

On August 31, 2010, Europe-Israel sold 23,026 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.46.

On September 5, 2010, Mordechay Zisser transferred 350,000 Ordinary Shares to Europe-Israel in a private transaction at an approximate average price per share of $13.30.

On September 5, 2010, Europe-Israel sold 120,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.57.

On September 7, 2010, Europe-Israel sold 115,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.45.

On September 13, 2010, Europe-Israel sold 160,515 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.63.

On September 20, 2010, Europe-Israel sold 28,687 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.55.

On September 21, 2010, Europe-Israel sold 104,013 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $13.61.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europe-Israel (M.M.S.) Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Control Centers Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Marina Herzelia (Limited Partnership) 1988

By: /s/ Mordechay Zisser
Mordechay Zisser
Marina Herzelia Ltd., General Partner

/s/ Mordechay Zisser
Mordechay Zisser

Dated: October 7, 2010